UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)

LENOX BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

526253109

(CUSIP Number)

John C. Lame,   1260 Hayward Avenue,   Cincinnati, Ohio    45208,   (513) 321-7405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 526253109

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             John C. Lame
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     2       CHECK BOX IF A MEMBER OF A GROUP                       (a) [ ]
                                                                    (b) [ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS *
             PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------------ ---------- --------------------------------------
          NUMBER OF                7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                      51,573 - See Item 5(b)
          OWNED BY              ------------------------------------------------
            EACH                   8      SHARED VOTING POWER
          REPORTING
           PERSON               ------------------------------------------------
            WITH                   9      SOLE DISPOSITIVE POWER

                                          51,317 - See Item 5(b)
                               ---------- --------------------------------------
                                  10      SHARED DISPOSITIVE POWER

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             51,573 - See Item 5(a)
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        { ]
             CERTAIN SHARES

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             14.6% - See Item 5(a)
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    14       TYPE OF REPORTING PERSON

             IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

John C. Lame files this Amendment No. 12 to Schedule 13D solely to amend Items 3, 4, and 5.

Item 3. Source and Amount of Funds or Other Consideration

        Mr. Lame utilized personal funds in connection with the acquisition reflected in this Schedule 13D. No part of the price paid for the shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of the Transaction

        On September 28, 2001, Mr. Lame invested $253,000 in Lenox Common Stock offered by Lenox in connection with a private placement. Pursuant to this private placement, Mr. Lame purchased 23,000 shares of Lenox Common Stock at a price of $11.00 per share. Certain other Lenox insiders purchased 45,500 shares of Lenox Common Stock at $11.00 per share.

        Additionally, Mr. Lame is seeking reimbursement for his expenses incurred in connection with the election of himself and one other director at Lenox’s 2000 Annual Shareholders Meeting in the form of Lenox Common Stock.

        Any activity of Mr. Lame in his capacity as a shareholder of Lenox may be subject to regulation by the OTS and the FDIC. Mr. Lame will advance proposals, and take actions or engage in transactions if, as and when permitted by the OTS and FDIC regulations then applicable to him and to the extent applicable to him.

        Other than as set forth above, Mr. Lame has no plans or proposals which would relate to or result in actions under any of the following paragraphs of Item 4, Schedule 13D:

(a)	the acquisition by any person of additional securities of Lenox, or the disposition of securities of Lenox;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lenox or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Lenox or any of its subsidiaries;

(d)	any change in the present board of directors or management of Lenox, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Lenox;

(f)	any other material change in Lenox's business or corporate structure;

(g)	changes in Lenox's articles of incorporation or by-laws or other actions which may impede the acquisition of control of Lenox by any person;

(h)	causing a class of securities of Lenox to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Lenox becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	See page 2, nos. 11 and 13. No. 11 includes stock options for the purchase of 510 shares of Lenox Common Stock exercisable within 60 days and stock awards for 256 shares of Lenox Common Stock over which Mr. Lame has voting power, but not dispositive power. After the consummation of the private placement offering described in Item 4 above, Lenox had 353,528 shares of its Common Stock outstanding. Accordingly, Mr. Lame beneficially owns 14.6% of the outstanding Common Stock of Lenox.

(b)	See page 2, nos. 7 and 9. No. 7 includes stock awards for 256 shares of Lenox Common Stock over which Mr. Lame has voting power, but not dispositive power, and stock options for the purchase of 510 shares of Lenox Common Stock exercisable within 60 days. No. 9 includes stock options for the purchase of 510 shares of Lenox Common Stock exercisable within 60 days.

(c)	Mr. Lame purchased 23,000 shares of Lenox Common Stock on September 28, 2001 at a price of $11.00 per share pursuant to a private placement offering conducted by Lenox. This is the only transaction involving Lenox securities effected by Mr. Lame during the past 60 days.

(d)	None.

(e)	Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

October 9, 2001	By: /s/ John C. Lame John C. Lame